UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 10, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Central Iowa Energy, LLC

File No. 000-52429 - CF#23695

       Central Iowa Energy, LLC submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 15, 2009.

       Based on representations by Central Iowa Energy, LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through March 30, 2011
Exhibit 10.2	through March 30, 2011
Exhibit 10.3	through March 30, 2011
Exhibit 10.4	through March 30, 2011
Exhibit 10.5	through March 30, 2011
Exhibit 10.6	through March 30, 2011

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Craig E. Slivka
Special Counsel